FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

     Item

SUMMARY OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETING OF BBVA BANCO FRANCÉS S.A., HELD ON FIRST CALL ON APRIL 24, 2019.

MEMBERS OF THE BOARD, SUPERVISORY COMMITTEE AND EXTERNAL AUDITORS AS PER MEETING OF SHAREHOLDERS HELD ON APRIL 24, 2019.

Buenos Aires, April 26, 2019

Securities and Exchange Commission

Relevant information

SUMMARY OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETING OF BBVA BANCO FRANCÉS S.A. (“BBVA FRANCÉS” OR THE “BANK”), HELD ON FIRST CALL ON APRIL 24, 2019.

BBVA Banco Francés S.A.’s Chairman declared the session open and assumed the chair of the Shareholders’ Meeting at 4:15 p.m. on April 24, 2019.

As recorded in the share registry and attendance record at the Registry of General Assemblies, 15 shareholders attended the meeting: 10 representing themselves and 5 represented by a proxy, who registered a holding of 564,924,853 ordinary, book-entry shares, with one vote per share and a nominal value of one peso each, representing a capital of 564,924,853 pesos, or an attendance of 92.21% out of a total capital stock of 612,659,638 pesos, for which the quorum required by articles 243 and 244 of the General Law of Companies and by article 26 of the Bylaws has been met.

Also attending is public accountant Mr. Ariel Schmutz, D.N.I. No. 16.123.616, representing the Buenos Aires Stock Exchange.

Consequently, having met the necessary legal and statutory requirements, the Chairman opened the Ordinary and Extraordinary Shareholders’ Meeting for the 2018 fiscal year, and went on to consider the items on the Agenda listed in the Call to the Shareholders’ Meeting, whose vote yielded the results reported below.

1°)    APPOINTMENT OF TWO SHAREHOLDERS TO PREPARE AND SIGN THE MINUTES OF THE MEETING, TOGETHER WITH THE CHAIRMAN.

Approval by a majority of votes present of the appointment of the representatives of the shareholders Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. to prepare and sign the minutes of the Shareholders Meeting together with the Chairman. The results of shareholder voting on this proposal were as follows:

Votes for: 563,541,466.

Votes against: 12,099.

Abstentions: 1,371,288.

2°)    CONSIDERATION OF THE ANNUAL REPORT, CORPORATE SOCIAL RESPONSIBILITY ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND OTHER RELEVANT ACCOUNTING DATA, ALONG WITH THE REPORT OF THE SUPERVISORY COMMITTEE AND AUDITOR’S REPORT, FOR THE FISCAL YEAR NO. 144 ENDED DECEMBER 31, 2018.

Approval by a majority of votes present of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and other Relevant Accounting Data, along with the report of the Supervisory Committee and Auditor’s Report for the fiscal year No. 144 ended December 31, 2018. The results of shareholder voting on this proposal were as follows:

Votes for: 562,458,009.

Votes against: 22,308.

Abstentions: 2,444,536.

3°)    CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE OFFICER AND THE SUPERVISORY COMMITTEE.

Approval by a majority of votes present of the performance of the Board of Directors, Chief Executive Officer and the Supervisory Committee. The results of shareholder voting on this proposal were as follows:

Votes for: 563,506,686.

Votes against: 19,815.

Abstentions: 1,398,352

4°) CONSIDERATION OF THE RESULTS OF FISCAL YEAR NO. 144, ENDED DECEMBER 31, 2018. TREATMENT OF THE NOT-CLASSIFIED RESULTS AS OF DECEMBER 31, 2018 IN THE AMOUNT OF $ 13,470,091,472.14, WHICH ARE PROPOSED TO BE ALLOCATED: (A) $ 3,856,404,476.99 TO THE CONSTITUTION OF A SPECIAL REGULATORY RESERVE FOR THE INITIAL APPLICATION OF IFRS ACCORDING TO THE BCRA COMMUNICATIONS “A” 6327 AND “A” 6618; (B) $ 1,922,737,399.03 TO THE LEGAL RESERVE; (C) $ 2,407,000000 TO CASH DIVIDEND SUBJECT TO THE ARGENTINE CENTRAL BANK (BCRA) AUTHORIZATION AND (D) $ 5,283,949,596.12 TO A VOLUNTARY RESERVE FOR FUTURE DISTRIBUTION OF RESULTS, ACCORDING TO THE BCRA COMMUNICATION “A” 6464.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Approval by a majority of votes present of the allocation of the not-classified results for the fiscal year ended December 31, 2018, whose total sum amounts to $ 13,470,091,472.14 constituted by the result (profit) for the year amounting to $ 9,613,686,995.15 and $ 3,856,404,476.99 corresponding to the unassigned results resulting from the initial application of IFRS, in accordance with the provisions of BCRA Communications “A” 6327 and “A” 6619 as follows: (i) allocate $ 3,856,404,476.99 to the constitution of a Special Regulatory Reserve for the initial application of IFRS; (ii) the distribution of cash dividends for the total sum of $ 2,407,000,000 proportional to the nominal holding of each shareholder equivalent to $ 3.92877195 per share; (iii) to allocate $ 5,283,949,596.12 corresponding to the unassigned results of the fiscal year to a voluntary reserve for future distribution of results and (iv) to allocate $ 1,922,737,399.03 to the Legal Reserve.

The results of shareholder voting on this proposal were as follows:

Votes for: 536,217,213.

Votes against: 28,657,464.

Abstentions: 50,176.

5°)    CONSIDERATION OF THE BOARD OF DIRECTORS COMPENSATION FOR THE FISCAL YEAR NO. 144, ENDED DECEMBER 31, 2018.

The following were approved by a majority of the votes present: i) the total compensation received by the Members of the Board of Directors during the year ended December 31, 2018, in the amount of $ 13,840,114.33 and ii) authorizing the Board of Directors to make advances in respect of compensation, ad referendum of the decisions of the Shareholders’ Meeting considering the documentation for the fiscal year 2019.

The results of shareholder voting on this proposal were as follows:

Votes for: 522,322,036.

Votes against: 122,913.

Abstentions: 42,479,904.

6°)    CONSIDERATION OF SUPERVISORY COMMITTEE COMPENSATION FOR THE FISCAL YEAR NO. 144, ENDED DECEMBER 31, 2018.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Approval by a majority of the votes present of the total amount of $ 1,326,607 as compensation received by the members of the Supervisory Committee from the Estudio Biscardi & Asociados S.R.L, for the fiscal year ended December 31, 2018. The results of shareholder voting on this proposal were as follows:

Votes for: 564,779,338.

Votes against: 108,708.

Abstentions: 36,807.

7°)    DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND APPOINTMENT OF DIRECTORS, AS APPROPRIATE.

(i) The following were approved by a majority of the votes present: (a) to establish the composition of the Board of Directors of seven Regular Directors and three Alternate Directors; and (b) to certify, in accordance with the favorable recommendation submitted to the meeting by the Nomination and Remuneration Committee at its meeting held on March 8, 2019, resolved to submit to the consideration of this Shareholders’ Meeting that the members of the Board of Directors are not disqualified from service as foreseen in the Financial Institutions Law based on conditions of legal ability, suitability, competence, probity, experience in the financial activity and possibility of functional dedication, that were evaluated by the Central Bank in order to issue the corresponding authorization to perform their respective positions.

The results of shareholder voting on this proposal were as follows:

Votes for: 465,709,990.

Votes against: 47,746,410.

Abstentions: 51,468,453.

(ii) The following were approved by a majority of the votes present:

1) The election of Mrs. Isabel Goiri Lartitegui as a Regular Director member of the Board of Directors, who will serve out the remainder of Mr. Bledel’s term until December 31, 2020 and who is not considered independent pursuant to Argentine and international law.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

2) The election of Mrs. Adriana María Fernández de Melero as a Regular Director, to serve a term until December 31, 2019 (this being the mandate of the closest Director, all in accordance with the provisions of Article 10 of the bylaws). Mrs. Fernández de Melero fulfills the independence requirements of Argentine and international law.

3) The re-election as Alternate Directors to serve a term until December 31, 2021 of Mr. Javier Pérez Cardete, fulfills the independence requirements of Argentine and international law and Mr. Gustavo Alberto Mazzolini Casas who is not considered independent pursuant to Argentine and international law.

4) The re-election as Alternate Director of Mr. Gabriel Alberto Chaufán, to serve a term until December 31, 2021, who is not considered independent pursuant to Argentine and international law.

The results of shareholder voting on this proposal were as follows:

Votes for: 465,709,990.

Votes against: 47,746,410.

Abstentions: 51,468,453.

8°)     APPOINTMENT OF THREE REGULAR MEMBERS OF THE SUPERVISORY COMMITTEE AND THREE ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE CURRENT FISCAL YEAR SUPERVISORY COMMITTEE.

Shareholder Banco Bilbao Vizcaya Argentaria S.A. proposed the following composition for the Supervisory Committee for fiscal year 2019:

(i) Regular Members: Dr. Mario Rafael Biscardi, Dr. Alejandro Mosquera and Dr. Gonzalo José Vidal Devoto.

(ii) Alternate Members: Dr. Julieta Paula Pariso, Dr. Lorena Claudia Yansenson and Dr. Daniel Oscar Celentano.

Subsequently, shareholder Anses FGS Law 26425 order number 1 nominated Accountant Enrique Alfredo Fila M.I. No. 13.094.253 as Regular Member and Accountant Jorge Roberto Pardo M.I. No. 11.018.727 as Alternate Member, in compliance with article 114 of Law No. 24,156 and in accordance with the proposal of the General Office of the Comptroller

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

(Sindicatura General de la Nación – SIGEN) likewise informs that the candidates qualifying as independent to exercise their position in accordance with the provisions of articles 12 and 13 of Section III, Chapter III, of Title II of the National Securities Commission regulations.

The proposal from shareholder Banco Bilbao Vizcaya Argentaria S.A. was approved by a majority of the votes present. The results of shareholder voting on this proposal were as follows:

Votes for: 502,000,168.

Votes against: 52,717,326.

Abstentions: 10,207,359.

9°)    COMPENSATION OF CERTIFYING ACCOUNTANT OF THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR NO. 144 ENDED DECEMBER 31, 2018.

Approval by a majority of the votes present of the compensation for the Bank’s certifying accountant for the fiscal year No. 144 ended December 31, 2018 for the total amount of $ 35,285,330 plus VAT. The results of shareholder voting on this proposal were as follows:

Votes for: 564,847,327.

Votes against: 14,667.

Abstentions: 62,859.

10°)    DESIGNATION OF THE CERTIFYING ACCOUNTANT FOR THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2019.

Approval by a majority of the votes present of the appointment of independent registered public accounting firm KPMG to issue its professional opinion on the financial statements corresponding to the fiscal year beginning January 1, 2019 and ending on December 31, 2019, and designation of its partners Accountant María Gabriela Saavedra as Principal External Auditor and Accountant Carlos Fernando Bruno as Alternate External Auditor.

The results of shareholder voting on this proposal were as follows:

Votes for: 564,853,849.

Votes against: 7,632.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Abstentions: 63,372.

11°)    ALLOCATION OF BUDGET FOR THE AUDIT COMMITTEE (LAW 26,831) TO RETAIN PROFESSIONAL SERVICES.

The allocation of a budget of $ 891,750.14 to the Audit Committee was approved by a majority of the votes present. The results of shareholder voting on this proposal were as follows:

Votes for: 564,861,838.

Votes against: 24,333.

Abstentions: 38,682.

12°)    MERGER BY ABSORPTION OF BBVA FRANCÉS VALORES S.A. WITH BBVA BANCO FRANCÉS S.A., ACCORDING TO ART. 82, 2ND PART OF THE ARGENTINE CORPORATIONS LAW AND SUPPLEMENTARY PROVISIONS. CONSIDERING: (I) THE PRELIMINARY MERGER AGREEMENT; (II) THE MERGER CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND THE REPORTS OF THE SUPERVISORY COMMITTEE AND THE BANK’S EXTERNAL AUDITOR; (III) THE EXCHANGE RATE; (IV) THE SHARE CAPITAL INCREASE OF THE BANK AS A RESULT OF THE MERGER FOR $ 50,441, CORRESPONDING TO AN EQUAL AMOUNT OF ORDINARY BOOK-ENTRY SHARES, WITH A NOMINAL VALUE OF $ 1 EACH AND OF ONE VOTE EACH. REQUEST OF THE INCORPORATION OF THE INCREASE IN CAPITAL TO THE REGIMEN OF PUBLIC OFFERING AND THE SECURITIES; (V) DESIGNATION OF THE SIGNATORIES OF THE FINAL MERGER AGREEMENT; AND (VI) THE DELEGATION IN THE BOARD OF DIRECTORS OF THE POWERS TO PERFORM MODIFICATIONS THAT ARE EVENTUALLY SUGGESTED BY THE CONTROL BODIES, RELATED TO THE MERGER AND ALL OF ITS ASPECTS (INCLUDING, WITHOUT LIMITATION, THE INSTRUMENTATION OF EXCHANGE OF SHARES).

The following were approved by a majority of the votes present:

1)      Approval of the Preliminary Merger Agreement in all its terms.

2)      Approval of the Merger Consolidated Balance Sheet as of December 31, 2018 and the Reports of the Supervisory Committee and the Bank’s External Auditor.

3)      Approval of the exchange rate approved by the Participating Companies.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

4)        The share capital increase of the Bank as a result of the merger by absorption for $ 50,441, corresponding to an equal amount of ordinary shares, with a nominal value of $ 1 each and of one vote per share.

5)        Incorporation of the share capital increase to the public offerings and listing of shares regime.

6)        Delegation to the Board of Directors of the Bank and to the persons that the Board of Directors duly authorize, of the necessary powers to carry out the modifications that may be requested by the regulatory agencies with regard to the Merger and all its aspects (including, without limitation, the instrumentation of the exchange of shares, and any act that is necessary to make effective the merger contemplated in this Shareholders’ Meeting, as well as the procedures that are necessary before the competent bodies and authorities, including the dissolution of BBVA Francés Valores S.A.

7)        That the legal representative or any two of the Directors of the Bank or the persons the Board of Directors duly authorizes be authorized to execute the Definitive Merger Agreement.

The results of shareholder voting on this proposal were as follows:

Votes for: 563,337,778.

Votes against: 4,515.

Abstentions: 1,582,560.

13°)    AMENDMENT AND RESTATEMENT OF ARTICLE NO. 1 OF THE BANK’S CORPORATE BYLAWS DUE TO THE CHANGE IN THE BANK’S NAME

Approval by a majority of the votes present of the following: (a) amendment and restatement of the Bank’s legal name to “BBVA Argentina S.A.” and (b) amendment and restatement of Article No. 1 to the Bank’s Corporate Bylaws with regard to the legal name change according to the following terms:

“ARTICLE ONE: The Corporation originally incorporated as “BBVA Banco Francés S.A.” will continue to operate under the new name of “BBVA ARGENTINA S.A.” The Bank has its legal domicile in the jurisdiction of the City of Buenos Aires, and special domiciles at the branches now in existence or to be created in the future, both in the Republic of Argentina and abroad, according to the legislation applicable to financial entities then in force.”

All this will be subject to the approval of the relevant regulatory entities. The Board of Directors is authorized to accept modifications proposed by the aforementioned relevant authorities.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

The results of shareholder voting on this proposal were as follows:

Votes for: 521,834,860.

Votes against: 27,874,803.

Abstentions: 15,215,190.

14°)    AMENDMENT AND RESTATEMENT OF ARTICLE SIXTH OF THE CORPORATE BYLAWS ACCORDING TO ARTICLES 62 BIS (INCORPORATED BY THE LAW 27,440) AND 63 OF THE LAW 26,831, RELATED TO: (A) THE PUBLIC OFFERING OF SHARES AND BONDS CONVERTIBLE INTO SHARES, IN ORDER TO (I) ESTABLISH THAT THE PREEMPTIVE RIGHT CAN ONLY BE EXERCISED IN THE TERMS ESTABLISHED IN THE ARTICLE 62 BIS; AND (II) EXCLUDE ACCRETION RIGHTS ; AND (B) THE INCORPORATION OF THE POSSIBILITY TO ISSUE OPTIONS OVER SHARES TO ISSUE OR VALUES CONVERTIBLE TO SHARES TO ISSUE ACCORDING TO THE ARTICLE 63 OF THE LAW 26,831.

Approval by a majority of the votes present of the amendment and restatement of Article Six to the Bank’s Corporate Bylaws as follows:

“ARTICLE SIX: The ordinary shares grant their holders preemptive rights for the subscription of new shares in proportion to those they hold, with respect to share capital.

In the event of the issuance of shares or convertible negotiable obligations offered through public offer, the preferential right contemplated in article 194 of the Argentine Corporations Law 19,550, t.o. 1984 and its amendments and article 11 of Law 23,576 and its amendments shall be exercised exclusively under the terms established by article 62 bis of Law 26,831.

According to, and in the terms established by, art. 63 of Law 26,831, the meeting may approve the issuance of stock options to be issued or securities to be issued convertible into shares and make the delegations contemplated therein.”

The results of shareholder voting on this proposal were as follows:

Votes for: 516,190,051.

Votes against: 46,493,964.

Abstentions: 2,240,838.

15°)    AMENDMENT AND RESTATEMENT OF ARTICLE FIFTEEN OF THE CORPORATE BYLAWS ACCORDING TO ART. 9 OF THE LAW 23,576 (MODIFIED BY LAW 27,440), IN ORDER TO INCORPORATE THE BOARD OF DIRECTORS TO ISSUE BONDS WITHOUT THE NEED OF A SHAREHOLDERS’ MEETING.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Approval by a majority of the votes present of the amendment and restatement of Article Fifteen to the Bank’s Corporate Bylaws as follows:

“ARTICLE FIFTEEN: The Board of Directors shall have full powers and authority to manage the Bank and dispose of corporate property, including that for which a special power are required by law in compliance with article 375 of the Argentine Civil and Commercial Code and Section 9 of Decree-Law 5965/63. Therefore the Board of Directors may, on behalf of the Bank, perform any legal action conducive to comply with the Bank’s corporate purpose including, but not limited to, the following powers: a) to manage and administer the Bank’s business; b) to act as the Bank’s legal representative through the Chairman or any substitute thereof; c) to appoint and remove managers and deputy managers, and resolve any personnel and administrative matter, and issue such rules and regulations as it may deem appropriate; d) to open or close branches or any other kind of office, whether in Argentina or abroad; e) to grant general or special powers of attorney, with or without substitution clauses, and revoke the same; f) to represent the Bank in any legal dispute, with powers to settle such disputes, submit them to arbitration and waive the right of appeal; g) to sell, purchase and exchange real and personal property, to enter into lease agreements, to collect and receive any amount due to the Bank; h) to perform transactions with the Argentine Central Bank, the Banco de la Nación Argentina, the Banco de la Provincia de Buenos Aires and any other government-run or private domestic or foreign financial institution; i) to accept agencies, representations and commissions; j) to grant guarantees, bonds and securities; k) to convene Ordinary and Extraordinary Shareholders’ Meetings in those cases set forth by legislation in force; l) to approve the issuance of negotiable obligations without the need for a shareholders’ meeting, in accordance with the provisions of article 9 of Law 23,576 (text according to Law 27,440) and, if applicable, upon resolution by the competent corporate body according to the relevant legislation, any other title, paper or instrument considered by national or foreign, present or future legislation; m) to submit to the Regular Shareholder’s Meeting, on an annual basis, the financial statements for that fiscal year and any other management action taken.”

The results of shareholder voting on this proposal were as follows:

Votes for: 506,872,045.

Votes against: 55,818,357.

Abstentions: 2,234,451.

16°)    AUTHORIZATION TO THE BOARD OF DIRECTORS TO PERFORM AND APPROVE THE COORDINATED LAWS OF THE SOCIAL STATUTE.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Approval of the following by a majority of the votes present: restatement of the corporate Bylaws to include the amendments mentioned in previous items of the agenda and authorize the Board of Directors to make the necessary modifications to amend such text to any future proposals made by the relevant authorities.

The results of shareholder voting on this proposal were as follows:

Votes for: 516,077,434.

Votes against: 46,614,840.

Abstentions: 2,232,579.

There being no other matters to discuss, at 5:20 p.m., the Shareholders’ Meeting was concluded.

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BBVA BANCO FRANCÉS S.A.

MEMBERS OF THE BOARD, SUPERVISORY COMMITTEE AND EXTERNAL AUDITORS AS PER MEETING OF SHAREHOLDERS HELD ON APRIL 24, 2019.

1)            APPOINTMENT AND RENEWAL OF THE TERM OF OFFICE OF THE BOARD OF DIRECTORS’ MEMBERS.

Regular Directors	Expiration Date

Isabel Goiri Lartitegui	12/31/2020

Adriana María Fernández de Melero	12/31/2019

Alternate Directors	Expiration Date

Javier Pérez Cardete	12/31/2021

Gustavo A. Mazzolini Casas	12/31/2021

Gabriel A. Chaufán	12/31/2021

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

2)  MEMBERS OF THE BOARD OF DIRECTORS

Position	Director	Expiration Date

President:	Isabel Goiri Lartitegui (2)	12/31/2020

Vice President 1º:	Jorge Delfín Luna (2)	12/31/2019

Vice President 2º:	Alfredo Castillo Triguero (1)	12/31/2019

Regular Director:	Juan Manuel Ballesteros Castellano (1)	12/31/2019

Regular Director:	Gabriel Eugenio Milstein (2)	12/31/2020

Regular Director:	Oscar Miguel Castro (2)	12/31/2020

Regular Director:	Adriana María Fernández de Melero (1)	12/31/2019

Alternate Director:	Gustavo A. Mazzolini Casas (2)	12/31/2021

Alternate Director:	Gabriel Alberto Chaufán (2)	12/31/2021

Alternate Director:	Javier Pérez Cardete (1)	12/31/2021

(1)            Independant Director.

(2)            Not Independant Director.

3) MEMBERES OF THE SUPERVISORY COMMITTEE.

Statutory Member:	Mario Rafael Biscardi

Statutory Member:	Alejandro Mosquera

Statutory Member:	Gonzalo José Vidal Devoto

Alternate Member:	Julieta Paula Pariso

Alternate Member:	Lorena Claudia Yansenson

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

Alternate Member:	Daniel Oscar Celentano

Expiration date for each: 12/31/2019

4) EXTERNAL AUDITOR

KPMG Sociedad Civil was appointed as external auditor for the year ending on 12/31/2019, represented by Partner María Gabriela Saavedra as External Auditor and Partner Carlos Fernando Bruno as External Alternate Auditor.

Av. Córdoba 111 piso 31 (C 1054AAA), Ciudad Autónoma de Buenos Aires, Argentina IGJ 18-09-14, N.17995, L.70, T. S.A. (T.O.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 26, 2019	By:	/s/ Ernesto Gallardo

Name: Ernesto Gallardo
Title: Chief Financial Officer